

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Mr. Brett Wimberley
Chief Financial Officer
Access Plans, Inc.
900 36th Avenue NW, Suite 105
Norman, OK 73072

> **Re:** **Access Plans, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 22, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**
> **File No. 0-30099**

Dear Mr. Wimberley:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2010

Critical Accounting Policies, page 26

Goodwill and Intangible Assets, page 27

1. Please tell us how you have defined your reporting units for purposes of testing goodwill for impairment. In addition, provide a more detailed description of the two steps you perform to review goodwill for recoverability and expand your policy disclosure accordingly. Also, please disclose in the notes to your financial statements the amount of goodwill allocated to each reportable segment, as required by ASC 350-20-50-1.

Consolidated Balance Sheets, page 38

2. Tell us and disclose the nature of the liabilities included in the caption "Other accrued liabilities." To the extent any item exceeds five percent of total current liabilities, please separately state this item on your balance sheet, as required by Rule 5-02 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page 42

Revenue Recognition, page 44

3. With a view towards enhanced disclosure throughout your filing, please describe for us in more detail the nature of your business regarding wholesale and retail plans. For each division, please explain to us the nature of the cash inflows and outflows associated with these businesses and address the following items:

   • Explain the differences between wholesale and retail plans.
   • Tell us who is responsible for funding the discounts received by members. Do you reimburse the vendors and medical providers who provide the discounts?
   • Tell us the types of costs you incur to provide the benefits associated with these plans and how you account for such costs. In this regard, we note on page 31 that you describe an increase in product servicing expenses attributable to increased program membership. Explain the nature of these product servicing expenses.
   • Clarify how your clients of your wholesale plans receive "incremental fee income," as discussed on page 6.

4. Describe for us in more detail the nature of the policy acquisition costs that you incur in your insurance marketing business and defer over the weighted average life of the policies. Tell us your basis in the accounting literature for deferring these costs. Please quantify each type of cost that is netted against deferred revenue.

5. Explain to us your basis in the accounting literature for netting deferred revenue and deferred policy acquisition costs.

6. For each source of revenue in each of your divisions, please clarify whether you present revenue on a gross or net basis and the basis for this determination.

Note 15. Waiver Reimbursement Liability, page 56

7. We note your disclosure of your incurred but not reported reimbursement obligation. In addition to this disclosure, please provide in your footnote a rollforward schedule of this accrued liability so that all of the activities affecting the balance and the total recorded accrual for your reimbursement obligation are transparent to readers.

Mr. Brett Wimberley
Access Plans, Inc.
March 18, 2011
Page 3

8. Please expand your disclosure in Note 15, and elsewhere as applicable, to clearly address each of the following items:
    - Quantify your total exposure to loss as a result of your commitment to reimburse clients for the waiver of rental payments under certain circumstances or when the client provides product services to its customer.
    - Disclose the range of life to the contracts subject to your reimbursement and service commitments.
    - Describe the types of product services reimbursed by the Company.
    - Disclose the nature and extent of any geographic or economic concentrations in your clients or their customers.

Item 9A and Item 9A(T). Controls and Procedures, page 61

Evaluation of Disclosure Controls and Procedures, page 61

9. Please revise your disclosure to present a conclusion regarding management's assessment of the effectiveness of your disclosure controls and procedures as of September 30, 2010, as required by Item 307 of Regulation S-K. In this regard, we note that you have concluded that your internal controls over financial reporting were effective, but have not stated your conclusion regarding disclosure controls and procedures. Similarly, please revise your Form 10-Q for the quarter ended December 31, 2010 to state your conclusion regarding the effectiveness of disclosure controls and procedures as of this date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

             Sincerely,

             Larry Spirgel
             Assistant Director